                                         Filed Pursuant to Rule 424(b)(2)
                                         Registration No. 333-39273
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 7, 1997)

                                  $625,000,000

[ASSOCIATES LOGO]

               Putable/Callable Senior Notes due August 27, 2011,
                        Putable/Callable August 27, 2001

The Putable/Callable Senior Notes due August 27, 2011, Putable/Callable August 27, 2001 (the "Notes") are being offered by Associates Corporation of North America (the "Company"). During the period from and including August 27, 1998 to, but excluding, August 27, 2001 (the "Floating Rate Period"), interest on the Notes will be payable on February 27, May 27, August 27 and November 27 of each year (each an "Interest Payment Date"), commencing on November 27, 1998. If any Interest Payment Date would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next day that is a Business Day, except as described herein. During the Floating Rate Period, the rate of interest on the Notes will be reset quarterly and the rate of interest in effect for each Interest Period (as defined herein) will be the Three-Month LIBOR Rate (as defined herein) plus .10%. The Notes will be subject to mandatory redemption from the holders (as described herein) on August 27, 2001, through either (i) the exercise of the Call Option (as defined herein) by the Callholder (as defined below) or (ii) in the event the Callholder does not exercise the Call Option or for any reason fails to pay the Call Price (as herein defined), the automatic exercise of the Put Option (as defined below) by the Trustee on behalf of the holders. If UBS AG, London Branch, as Callholder (the "Callholder"), elects to purchase the Notes, the Notes will be acquired by the Callholder from the holders on August 27, 2001 (the "Coupon Reset Date") at 100% of the entire principal amount thereof. See "Description of the Notes -- Call Option; Put Option." If the Callholder for any reason does not elect to purchase the Notes on the Coupon Reset Date, the Company will be required to repurchase the entire principal amount of the Notes from the holders thereof on August 27, 2001 at 100% of the principal amount thereof (the "Put Option"). See "Description of the Notes -- Call Option; Put Option."

Except in the limited circumstances described herein (including the Put Option), the Notes are not subject to redemption by the Company prior to maturity.

If the Callholder elects to exercise the Call Option, the interest rate on the Notes will be reset by the Option Calculation Agent (as defined herein) effective after the Floating Rate Period pursuant to the Coupon Reset Process (as defined herein) and the Interest Payment Dates will change as described below under "Description of Notes -- Coupon Reset Process After the Floating Rate Period."

The Notes will be represented by Global Securities registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of the Notes."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                       Price to        Underwriting        Proceeds to
                                                        Public         Discounts(2)      Company(1)(3)(4)
---------------------------------------------------------------------------------------------------------
Per Note...........................................    99.9445%          .3500%            101.9745%
---------------------------------------------------------------------------------------------------------
Total..............................................  $624,653,125       $2,187,500         $637,340,625
---------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from August 27, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting estimated expenses of $244,000 payable by the Company.

(4) Represents consideration for the Notes, which includes consideration for the Call Option.

The Notes are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of the Depositary on or about August 27, 1998, against payment therefor in immediately available funds.

WARBURG DILLON READ LLC                               MORGAN STANLEY DEAN WITTER
                             CHASE SECURITIES INC.

The date of this Prospectus Supplement is August 20, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the six months ended June 30, 1998, available as described under "Documents Incorporated by Reference", and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                                           FOR THE SIX MONTHS
                                               FOR THE YEAR ENDED DECEMBER 31                 ENDED JUNE 30
                                    ----------------------------------------------------   -------------------
                                      1993       1994       1995       1996       1997       1997       1998
                                    --------   --------   --------   --------   --------   --------   --------
                                                                                               (UNAUDITED)
                                                           (DOLLAR AMOUNTS IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges.................  $3,250.7   $3,866.7   $4,805.3   $5,580.3   $6,428.5   $3,112.7   $3,048.0
  Insurance premiums..............     242.2      293.5      325.1      354.8      370.1      180.5      186.7
  Investment and other income.....     196.7      227.7      254.0      286.3      352.5      167.7      360.9
                                    --------   --------   --------   --------   --------   --------   --------
                                     3,689.6    4,387.9    5,384.4    6,221.4    7,151.1    3,460.9    3,595.6
Expenses --
  Interest expense................   1,291.8    1,509.7    1,979.8    2,206.7    2,543.9    1,207.7    1,402.9
  Operating expenses..............     979.6    1,191.6    1,417.8    1,603.3    1,842.5      882.5      847.1
  Provision for losses on finance
    receivables...................     468.9      569.9      729.7      963.4    1,195.6      603.1      532.4
  Insurance benefits paid or
    provided......................     114.9      144.1      135.7      142.9      142.1       71.2       72.0
                                    --------   --------   --------   --------   --------   --------   --------
                                     2,855.2    3,415.3    4,263.0    4,916.3    5,724.1    2,764.5    2,854.4
                                    --------   --------   --------   --------   --------   --------   --------
Earnings Before Provision for
  Income Taxes....................     834.4      972.6    1,121.4    1,305.1    1,427.0      696.4      741.2
Provision for Income Taxes........     310.7      369.1      413.3      482.0      524.5      255.3      269.2
                                    --------   --------   --------   --------   --------   --------   --------
Net Earnings......................  $  523.7   $  603.5   $  708.1   $  823.1   $  902.5   $  441.1   $  472.0
                                    ========   ========   ========   ========   ========   ========   ========
Ratio of Earnings to Fixed
  Charges(a)......................      1.64       1.64       1.56       1.59       1.56       1.57       1.52
                                         ---        ---        ---        ---        ---        ---        ---
                                         ---        ---        ---        ---        ---        ---        ---

---------------

(a) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                              DECEMBER 31     JUNE 30
                                                                 1997          1998
                                                              -----------   -----------
                                                                            (UNAUDITED)
                                                                    (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................   $   294.8     $   199.7
  Investments in Debt and Equity Securities
     Bonds and Notes........................................     1,022.5       1,260.6
     Stocks.................................................       131.0         602.6
                                                               ---------     ---------
          Total Investments in Debt and Equity Securities...     1,153.5       1,863.2
  Finance Receivables, net of unearned finance income
     Consumer Finance.......................................    31,715.6      27,267.9
     Commercial Finance.....................................    16,138.9      16,549.3
                                                               ---------     ---------
          Total Net Finance Receivables.....................    47,854.5      43,817.2
  Allowance for Losses on Finance Receivables...............    (1,661.9)     (1,387.3)
  Insurance Policy and Claims Reserves......................      (762.4)       (774.1)
  Other Assets..............................................     3,652.6       9,084.7
                                                               ---------     ---------
          Total Assets......................................   $50,531.1     $52,803.4
                                                               =========     =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................   $17,184.5     $18,583.3
     Bank loans.............................................     1,202.1            --
  Long-Term Debt, unsecured due within one year
     Senior.................................................     4,190.5       5,913.6
     Subordinated...........................................          --            --
     Capital................................................         0.1           0.1
  Accounts Payable and Accruals.............................       960.4         890.8
  Long-Term Debt, unsecured
     Senior.................................................    20,519.5      20,468.5
     Subordinated...........................................       425.0         425.0
     Capital................................................         0.3           0.3
                                                               ---------     ---------
          Total Long-Term Debt..............................    20,944.8      20,893.8
  Stockholders' Equity......................................     6,048.7       6,521.8
                                                               ---------     ---------
          Total Liabilities and Stockholders' Equity........   $50,531.1     $52,803.4
                                                               =========     =========

                             ---------------------

     On August 11, 1998, Associates First Capital Corporation ("First Capital"), the parent corporation of the Company, announced that it had agreed to acquire the assets and assume the liabilities of Avco Financial Services, Inc. ("Avco"). First Capital has not yet determined the extent to which the Company would acquire assets or assume liabilities of Avco. First Capital expects the acquisition to be completed in late 1998 or early 1999, subject to regulatory approvals and other customary conditions. Following the announcement, each of Fitch Investors Service, L.P. and Moody's Investors Service, Inc. placed the ratings of the Company's long-term debt under review for possible downgrade due to the possible effect of the acquisition on the Company, while each of Standard & Poor's Rating Services and Duff & Phelps Credit Rating Co. reaffirmed the ratings of the Company's long-term debt.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will constitute senior debt of the Company. The Notes are to be issued as a separate series of debt securities under an indenture dated as of November 1, 1995 (the "Indenture") between the Company and The Chase Manhattan Bank ("Chase"), as Trustee, will be limited to $625,000,000 aggregate principal amount and will mature on August 27, 2011.

     The Notes will be subject to mandatory redemption from the holders on August 27, 2001 at a price of 100% of the principal amount thereof through either (i) the exercise by the Callholder of the Call Option or (ii) in the event the Callholder does not exercise the Call Option or fails for any reason to pay the Call Price to the Trustee when required, the exercise by the Trustee of the Put Option for and on behalf of the holders of the Notes. The Trustee will exercise the Put Option without the consent of, or notice to, the holders of the Notes.

     The Notes will bear interest based on the Three-Month LIBOR Rate as described below from the date of issuance to, but excluding, the Coupon Reset Date. If the Callholder elects to purchase the Notes pursuant to the Call Option, the interest rate will be reset effective on the Coupon Reset Date, pursuant to the Coupon Reset Process described below. In such circumstance, (i) the Notes will be purchased by the Callholder, in whole but not in part, at 100% of the principal amount thereof on the Coupon Reset Date, on the terms and subject to the conditions described herein, and (ii) on and after the Coupon Reset Date, the Notes will bear interest at the rate determined by the Option Calculation Agent in accordance with the procedures set forth below (the "Coupon Reset Process"). See "Coupon Reset Process After the Floating Rate Period" below.

     If the Callholder for any reason does not purchase the Notes on the Coupon Reset Date, the Trustee will be required pursuant to the Notes to exercise the Put Option without the consent of, or notice to, the holders of the Notes and, upon such exercise, the Company will be required on August 27, 2001 to repurchase the Notes from the holders thereof at 100% of the principal amount thereof plus accrued and unpaid interest. See "Call Option; Put Option" below.

     The Notes will be issued in denominations of $1,000 and integral multiples thereof.

INTEREST DURING FLOATING RATE PERIOD

     During the Floating Rate Period, interest on the Notes will be payable on February 27, May 27, August 27 and November 27 of each year (each an "Interest Payment Date") commencing on November 27, 1998, except that if any such Interest Payment Date falls on a day that is not a Business Day, such Interest Payment Date will be the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

     During the Floating Rate Period, the rate of interest for each Interest Period is the Three-Month LIBOR Rate plus .10%. Such rate of interest shall be determined for each Interest Period on the second London Business Day preceding the relevant Reset Date (as defined below). The "Three-Month LIBOR Rate" for an Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the LIBOR Calculation Agent (as defined below) under an interest rate swap transaction if the

LIBOR Calculation Agent were acting as Calculation Agent (as defined in the ISDA Definitions) for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

          (i) the Floating Rate Option (as defined in the ISDA Definitions) is USD-LIBOR-BBA;

          (ii) the Designated Maturity (as defined in the ISDA Definitions) is three months; and

          (iii) the Reset Date (as defined in the ISDA Definitions) is the first day of that Interest Period.

     Interest on the Notes will be paid to the persons in whose names the Notes are registered at the close of business on the date 15 days next preceding any Interest Payment Date (whether or not a Business Day); provided, however, that interest payable at maturity will be payable to the persons to whom the principal of such Notes shall be payable.

     Interest payments for the Notes shall be the amount of interest accrued from the date of issue or from the last date to which interest has been paid to, but excluding, the Interest Payment Date or maturity, as the case may be. Interest is computed by dividing the actual number of days in the Interest Period by 360.

     "Business Day" means any day that is not a Saturday or Sunday, and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

     "Interest Period" means (i) the period from and including August 27, 1998, to but excluding the first Interest Payment Date, and (ii) each successive period from and including an Interest Payment Date to but excluding the next Interest Payment Date or at maturity, as the case may be.

     "ISDA Definitions" means the 1991 ISDA Definitions, as amended and updated as of the date hereof, published by the International Swaps and Derivatives Association, Inc.

     "USD-LIBOR-BBA" means that the rate for a Reset Date will be the rate for deposits in U.S. Dollars for a period of the Designated Maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two London Banking Days (as defined in the ISDA Definitions) preceding that Reset Date. If such rate does not appear on the Telerate Page 3750, the rate for that Reset Date will be determined as if the parties had specified "USD-LIBOR-Reference Banks" as the applicable Floating Rate Option. "USD-LIBOR-Reference Banks" means that the rate for a Reset Date will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by the Reference Banks (as defined in the ISDA Definitions) at approximately 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date to prime banks in the London interbank market for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount (as defined in the ISDA Definitions). The LIBOR Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the LIBOR Calculation Agent, at approximately 11:00 a.m., New York City time, on that Reset Date for loans in U.S. Dollars to leading European banks for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount.

     Pursuant to the Notes, Chase shall be the initial "LIBOR Calculation Agent" with respect to the Notes. During the Floating Rate Period, the LIBOR Calculation Agent will notify the Company and the Trustee of each determination of the interest rate applicable to the Notes promptly after such determination is made. The Trustee will, upon the request of the holder of any Note, provide the interest rate then in effect and, if different, the interest rate which will become effective as a result of determination made with respect to the most recent Interest Determination Date with respect to such Note. The Trustee will not be responsible for determining the interest rate applicable to any Note.

CALL OPTION; PUT OPTION

     (i) Call Option. Pursuant to the assignment of a Call Option granted to the Company under the terms of the Notes, the Callholder or its assignee has the right to purchase the Notes in whole but not in part on the Coupon Reset Date (the "Call Option"), at a price equal to 100% of the principal amount thereof (the "Call Price"), by giving notice to the Trustee (the "Call Notice"). Interest accrued to, but excluding the Coupon Reset Date to be paid on such date, will be paid to the holders as of the most recent Record Date. Such Call Notice shall be given to the Trustee, in writing, no later than fifteen calendar days prior to the Coupon Reset Date. In the event of exercise of the Call Option, then (i) not later than 2:00 p.m. New York time on the Business Day prior to the Coupon Reset Date, the Callholder shall deliver the Call Price in immediately available funds to the Trustee for payment of the Call Price on the Coupon Reset Date and (ii) the holders of the Notes shall be required to deliver the Notes to the Callholder against payment therefor on the Coupon Reset Date through the facilities of the Depositary.

     If the Callholder elects to exercise the Call Option, the obligation of the Callholder to pay the Call Price is subject to various conditions precedent, including the following, (i) since the date of the Call Notice, no Event of Default (as defined in the Indenture) with respect to the Notes shall have occurred and be continuing; and (ii) at least three Dealers (as defined herein) shall have provided timely Bids (as defined below) in the manner described under "Coupon Reset Process." No holder of Notes shall have any rights or claims against the Callholder as a result of the Callholder purchasing or not purchasing the Notes.

     (ii) Put Option. If the Call Option has not been exercised, or in the event the Callholder is not required or fails to deliver the Call Price to the Trustee not later than 2:00 p.m. New York time on the Business Day prior to the Coupon Reset Date, the Trustee will be required for and on behalf of the holders of the Notes to exercise the option to put the Notes to the Company pursuant to the Put Option under the terms of the Notes (the "Put Option"). Upon exercise of the Put Option, the Company will be required to purchase all of the Notes on August 27, 2001, at a purchase price equal to 100% of the entire principal amount thereof (the "Put Redemption Price"). The Put Option will be exercised automatically by the Trustee, on behalf of the holders, if the Call Option has not been exercised. If the Trustee exercises the Put Option, the Company will deliver the Put Redemption Price to the Trustee, together with the accrued and unpaid interest due on August 27, 2001, by no later than 12:00 noon New York time on the Coupon Reset Date and the holders of Notes will be required to deliver the Notes to the Company against payment therefor on the Coupon Reset Date through the facilities of the Depositary. No holder of any Notes or any interest therein has the right to consent or object to the Trustee's duty to exercise the Put Option.

COUPON RESET PROCESS AFTER THE FLOATING RATE PERIOD

     If the Callholder has exercised the Call Option as set forth above under "Call Option; Put Option", the Company and Warburg Dillon Read LLC (the "Option Calculation Agent") shall complete the following steps in order to determine the interest rate to be paid on the Notes from and including such Coupon Reset Date to maturity.

     (a) The Company shall provide the Option Calculation Agent with a list (the "Dealer List"), no later than seven Business Days prior to the Coupon Reset Date, containing the names and addresses of five dealers (the "Dealers"), one of which shall be Warburg Dillon Read LLC, from which it desires the Option Calculation Agent to obtain the Bids for the purchase of the Notes.

     (b) Within one Business Day following receipt by the Option Calculation Agent of the Dealer List, the Option Calculation Agent shall provide to each Dealer on the Dealer List (i) a copy of the Prospectus dated November 7, 1997 and a copy of the Prospectus Supplement dated August 20, 1998 relating to the offering of the Notes, (ii) a copy of the form of Notes and (iii) a written request that each such Dealer submit a Bid to the Option Calculation Agent by 12:00 noon, New York time (the "Bid Deadline"), on the third Business Day prior to the Coupon Reset Date (the "Bid Date"). "Bid" shall mean an irrevocable written offer given by a Dealer for the purchase of all the Notes, settling on the Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on the Notes ("Yield to Maturity"). Each Dealer shall be provided with
(i) the name of the Company, (ii) an estimate of the Purchase Price (which shall be stated as a US Dollar amount and be calculated by the Option Calculation Agent in accordance with clause (c) below), (iii) the principal amount and maturity of the Notes and (iv) the method by which interest will be calculated on the Notes.

     (c) The purchase price to be paid by any Dealer for the Notes (the "Purchase Price") shall be equal to (i) the principal amount of the Notes plus
(ii) a premium (the "Notes Premium") which shall be equal to the excess, if any, of (A) the discounted present value to the Coupon Reset Date of a bond with a maturity of August 27, 2011 which has an interest rate of 5.382%, semi-annual interest payments on each February 27 and August 27, commencing February 27, 2002, and a principal amount of $625,000,000, and assuming a discount rate equal to the Treasury Rate (as defined below), over (B) $625,000,000. "Treasury Rate" means the per annum rate equal to the offer side yield to maturity of the current on-the-run ten-year United States Treasury Security (the "Ten-Year Yield") per Telerate Page 500 (or such other page as may replace Telerate Page 500 on that service for the purpose of displaying the Ten-Year Yield) at 11:00 a.m., New York time on the Bid Date (or such other date or time that may be agreed upon by the Company and the Option Calculation Agent) or, if such rate does not appear on Telerate Page 500 (or such other page as may replace Telerate Page 500 on that service for the purpose of displaying the Ten-Year Yield) at such time, the rates on GovPx End-of-Day Pricing at 3:00 p.m. on the Bid Date.

     (d) Following receipt of the Bids, the Option Calculation Agent shall provide written notice to the Company, setting forth (i) the names of each of the Dealers from whom the Option Calculation Agent received Bids on the Bid Date, (ii) the Bid submitted by each such Dealer and (iii) the Purchase Price as determined pursuant to paragraph (c) above. Except as provided below, the Option Calculation Agent shall thereafter select from the Bids received the Bid with the lowest Yield to Maturity (the "Selected Bid") and establish the Coupon Reset Rate (the "Coupon Reset Rate") equal to the interest rate which would amortize the Notes Premium fully over the term of the Notes at the Yield to Maturity indicated by the Selected Bid; provided, however, that if the Option Calculation Agent has not received a Bid from a Dealer by the Bid Deadline, the Selected Bid shall be the lowest of all Bids received by such time; and provided, further that if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids (and such selected Bid shall be the Selected Bid).

     (e) Immediately after calculating the Coupon Reset Rate, the Option Calculation Agent shall provide written notice to the Company and the Trustee, setting forth such Coupon Reset Rate. Effective from and including the Coupon Reset Date, the Interest Payment Dates on the Notes shall be February 27 and August 27 of each year, commencing February 27, 2002, and at maturity. The Company shall thereafter establish the Coupon Reset Rate as the new interest rate on the Notes, effective from and including the Coupon Reset Date, by delivery to the Trustee on or before the Coupon Reset Date of an officer's certificate.

     (f) The Callholder shall sell the Notes to the Dealer that made the Selected Bid at the Purchase Price, such sale to be settled on the Coupon Reset Date in immediately available funds.

     If the Option Calculation Agent determines that (i) since the Call Notice, an Event of Default with respect to the Notes shall have occurred and be continuing, or (ii) three or more of the Dealers have failed to provide Bids in a timely manner substantially as provided above, the Call Option will automatically terminate, and the Trustee will exercise the Put Option on behalf of the holders.

     The Notes provide that the Option Calculation Agent may resign at any time as Option Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company may appoint a successor Option Calculation Agent.

     The Option Calculation Agent, in its individual capacity, may buy, sell, hold and deal in Notes and may exercise any vote or join in any action which any holder of Notes may be entitled to exercise or take as if it were not the Option Calculation Agent. The Option Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Option Calculation Agent.

BOOK-ENTRY SYSTEM

     Upon issuance, each series of Notes will be represented by Global Securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the Notes (the "Depositary"). The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of a Note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as the Notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to the Company, all payments of principal of and interest on the Notes will be made by the Company in immediately available funds to the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes; the Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on such record date (identified in a listing attached to the omnibus proxy).

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Securities representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual definitive Notes in exchange for all the Global Securities representing the Notes. Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CONCERNING THE TRUSTEE

     Chase serves as trustee with respect to thirty other series of Debt Securities previously issued under the Indenture. In addition, Chase acts as trustee with respect to various debt securities issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank, respectively. Chase acts as depository for funds of, extends credit to, and performs other banking services for, the Company in the normal course of business. Chase is an affiliate of Chase Securities Inc., one of the Underwriters.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain United States Federal income tax consequences and considerations relating to the purchase, ownership and disposition of the Notes by an initial holder of Notes who purchases the Notes on the date of issuance. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion does not deal with all Federal tax consequences or considerations applicable to all categories of investors, some of which may be subject to special rules. In addition, this summary is limited to investors who will hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

     Investors are urged to consult their own tax advisors to determine the Federal, state, local, foreign, and other tax consequences relating to the purchase, ownership and disposition of the Notes. Prospective investors should note that no rulings have been or are expected to be sought from the Internal Revenue Service (the "Service") with respect to any of the Federal income tax consequences and considerations discussed below, and no assurance can be given that the Service will not take contrary positions.

TREATMENT OF NOTES

     Although there are no precedents directly applicable to instruments such as the Notes, under Treasury regulations Section 1.1275-5, the Notes should be treated as variable rate debt instruments that mature on the Coupon Reset Date. Accordingly, the interest payments received should be considered qualified stated interest and each holder should include in income the interest paid or accrued on the Notes in accordance with its usual method of accounting. Upon the sale, exchange, redemption or other disposition by a holder of Notes, the holder should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Notes (exclusive of amounts attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary income) and the holder's adjusted tax basis in the Notes at the time of the sale, exchange, redemption or other disposition. A holder's adjusted tax basis in Notes generally will equal the holder's purchase price for such Notes. Pursuant to recently enacted legislation, in the case of a holder who is an individual, any capital gain recognized on the disposition of the Notes will generally be subject to U.S. Federal income tax at a rate of 20%, if the holder's holding period in the Notes was more than one year at the time of such sale, exchange, redemption, or other disposition. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

     It is possible that the Service could contend that the Notes mature on the final maturity date rather than the Coupon Reset Date. Because of the Coupon Reset Process, if the Notes were treated as maturing on the final maturity date, holders would be subject to certain Treasury Regulations dealing with contingent debt obligations (the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, each holder would be required (regardless of such holder's usual method of accounting) to include in income original issue discount for each interest accrual period in an amount equal to the product of the adjusted issue price of the Notes at the beginning of each interest accrual period and a projected yield to maturity of the Notes. The projected yield to maturity would be based on the "comparable yield" (i.e., the yield at which the Company would issue a fixed rate debt instrument maturing on the final maturity date, with terms and conditions otherwise similar to those of the Notes). In addition, if the Contingent Debt Regulations applied, any gain recognized on the sale of Notes would be treated as interest income, while any losses would generally be ordinary to the extent of previously accrued original issue discount, and any excess would be capital loss. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

FOREIGN HOLDERS OF NOTES

     Interest paid to a holder that is not a United States person (a "Foreign Holder") generally will not be subject to the 30% withholding tax generally imposed with respect to U.S. source interest paid to such persons, provided that such holder is not engaged in a trade or business in the United States in connection with which it holds such Notes, does not bear certain relationships to the Company and fulfills certain certification requirements. Under such certification requirements, the holder must certify, under penalties of perjury, that it is not a "United States person" and is the beneficial owner of the Notes, and must provide its name and address. For this purpose, "United States person" means a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), an estate the income of which is includible in gross income for United States Federal income tax purposes, regardless of its source, or a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. fiduciaries with respect to substantial decisions.

     A Foreign Holder generally will not be subject to United States Federal income tax with respect to any gain recognized upon the disposition of Notes unless (i) such gain is effectively connected with the conduct by the Foreign Holder of a trade or business in the United States, (ii) in the case of an individual holder, such Foreign Holder is present in the United States for 183 days or more in the taxable year during which the disposition occurs and certain other conditions are met or (iii) the Notes are treated as subject to the Contingent Debt Regulations and the holder fails to satisfy the certification requirements of the preceding paragraph.

BACKUP WITHHOLDING

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. holder must be reported to the IRS, unless the U.S. holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. holders who are not exempt recipients.

     In addition, upon the sale of Notes to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. holder, certifies that such seller is a non-U.S. holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

FINAL WITHHOLDING REGULATIONS

     The Treasury Department recently issued final Treasury regulations (the "Final Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The Final Regulations attempt to unify certification requirements and modify reliance standards. The Final Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the Final Regulations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement for the Notes dated August 20, 1998 (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF NOTES
                        -----------                           ----------------
Warburg Dillon Read LLC.....................................    $265,500,000
Morgan Stanley & Co. Incorporated...........................     265,500,000
Chase Securities Inc........................................      94,000,000
                                                                ------------
          Total.............................................    $625,000,000
                                                                ============

     The Company has been advised by the Underwriters that they propose to offer part of the Notes directly to the public initially at the price to the public set forth on the front cover page of this Prospectus Supplement and part of the Notes to certain dealers at a price which represents a concession not in excess of 0.25% of the principal amount of the Notes. The Underwriters may allow and such dealers may reallow to certain other dealers a concession, not in excess of 0.125% of the principal amount of the Notes. After the initial public offering of the Notes, the offering prices and other selling terms may be changed by the Underwriters.

     The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice.

     The Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Notes in accordance with Regulation M under the Exchange Act. Over-allotment transactions involve syndicate sales in excess of the offering size creating a syndicate short position. Stabilizing transactions permit bids to purchase the Notes so long as the bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction. Such over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause prices of the Notes to be higher than they would otherwise be in the absence of such transactions. Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any

Underwriter makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of business, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in commercial and investment banking transactions with the Company and certain of its affiliates.

     The settlement date for the purchase of the Notes will be August 27, 1998, as agreed upon by the Company and the Underwriters pursuant to Rule 15c6-1 under the Exchange Act.

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus in connection with the offer made by this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the Prospectus do not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                               TABLE OF CONTENTS
------------------------------------------------------

PROSPECTUS SUPPLEMENT
  Summary Financial Information.......   S-2
  Description of the Notes............   S-4
  Federal Income Tax Consequences.....  S-10
  Underwriting........................  S-12
PROSPECTUS
  Available Information...............     2
  Documents Incorporated by
     Reference........................     2
  The Company.........................     3
  Application of Proceeds.............     3
  Description of Debt Securities......     4
  Description of Warrants.............     8
  Plan of Distribution................     9
  Legal Opinions......................    10
  Experts.............................    10

PROSPECTUS SUPPLEMENT                                            AUGUST 20, 1998

                                  $625,000,000

                    [ASSOCIATES CORP. OF NORTH AMERICA LOGO]
                                Putable/Callable
                                  Senior Notes
                              due August 27, 2011,
                                Putable/Callable
                                August 27, 2001
                            WARBURG DILLON READ LLC
                           MORGAN STANLEY DEAN WITTER
                             CHASE SECURITIES INC.